**Eun Ah Choi**
Vice President, Listing Qualifications
Deputy General Counsel

December 13, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 10, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Sidus Space, Inc. the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Class A Common Stock, $0.0001 par value

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*